Exhibit 99.12

Security Class
Holder Account Number

Form of Proxy - Annual Meeting to be held on September 26, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 48 hours prior to the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Silvercorp Metals Inc. (the "Company") hereby appoints: Dr. Rui Feng, Chairman, CEO and a Director of the Company, or failing him, Myles Jianguo Gao, President, COO and a Director of the Company,		Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.
OR

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Silvercorp Metals Inc. to be held at the Malaspina Room located on the Concourse Level of The Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia, on 26th September 2008 at 10:00 am PST, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Dr. Rui Feng	☐	☐	02. Myles Jianguo Gao	☐	☐	03. S. Paul Simpson	☐	☐

04. Greg Hall	☐	☐	05. Earl Drake	☐	☐	06. Yikang Liu	☐	☐

							For	Withhold

2. Appointment of Auditor
Appointment of Ernst & Young LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.							☐	☐

							For	Against
3. Approval of Shareholder Rights Plan
To approve, ratify and confirm the Shareholder Rights Plan as set forth in the Shareholder Rights Plan Agreement dated August 11, 2008 (amending the Rights Plan dated July 6, 2005) between the Company and Computershare Investor Services Inc., and the issuance of all rights pursuant to such Shareholder Rights Plan Agreement.							☐	☐

							For	Against

4. Approval and Ratification of Acts of Directors and Officers
To approve, ratify and confirm all acts of the Directors and Officers of the Company on its behalf during the preceding year.							☐	☐

							For	Against

5. Transact Other Business
To transact such further business as may properly be brought before the Meeting or at any adjournment thereof.							☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.		Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.			DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive interim financial		Annual Report - Mark this box if you would like to receive the
statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report and accompanying Management’s Discussion and	☐
Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

046738	AR1	SRLQ